UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment to Amendment No. 4)**

Blue Ridge Bankshares, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

095825105
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This filing is being made solely to correct an inadvertent error in the reported percentage ownership in the cover page and Item 4 of the Amendment No. 4 to Schedule 13G filed on October 4, 2024.

CUSIP No. 095825105	Page 2 of 5

1.	Name of Reporting Person Richard T. Spurzem
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,483,850(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,483,850(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,483,850(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 4,055,850 shares of common stock and 2,428,000 shares of common stock issuable upon exercise of warrants to purchase common stock.

(2)	Based on 73,541,950 shares of common stock outstanding as of August 16, 2024, as reported by Blue Ridge Bankshares, Inc. (the “Issuer”) in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 30, 2024, plus 2,428,000 shares of common stock the Reporting Person may acquire upon exercise of warrants to purchase common stock.

CUSIP No. 095825105	Page 3 of 5

Item 1(a). Name of Issuer

Blue Ridge Bankshares, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

1801 Bayberry Court, Suite 101

Richmond, Virginia 23226

Item 2(a). Name of Person Filing

Richard T. Spurzem (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence

810 Catalpa Court

Charlottesville, Virginia 22903

Item 2(c). Citizenship

The Reporting Person is a citizen of the United States of America.

Item 2(d). Title of Class of Securities

Common Stock, no par value

Item 2(e). CUSIP Number

095825105

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

The information required by this Item 4 with respect to the Reporting Person is set forth in rows 5 through 9 and 11 of the cover page to this Schedule 13G.

CUSIP No. 095825105	Page 4 of 5

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 095825105	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2024	RICHARD T. SPURZEM

/s/ Richard T. Spurzem
Richard T. Spurzem